FOR IMMEDIATE RELEASE

Enterra Energy Trust updates increase to exchangeable share ratios

Calgary, Alberta – October 18, 2006 – Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) updates the increase to the exchange ratio of the exchangeable shares of Enterra Energy Corp. from 1.33920 to 1.35771 and an increase to the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares from 1.14482 to 1.16065.  These increases are effective on October 15, 2006.

The increase in the exchange ratio of Enterra Energy Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	September 30, 2006
Opening exchange ratio	1.33920
Enterra Energy Trust distribution per unit	US$0.12
Ten-day weighted-average US$ trading price of ENT (prior to October 15, 2006)	US$8.68
Increase in exchange ratio*	0.01851
Effective date of the increase in exchange ratio	October 15, 2006
Exchange ratio as of effective date	1.35771

The increase in the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	September 30, 2006
Opening exchange ratio	1.14482
Enterra Energy Trust distribution per unit	US$0.12
Ten-day weighted-average US$ trading price of ENT (prior to October 15, 2006)	US$8.68
Increase in exchange ratio*	0.01583
Effective date of the increase in exchange ratio	October 15, 2006
Exchange ratio as of effective date	1.16065

*The increase in the exchange ratio is calculated by multiplying the Enterra Energy Trust distribution per unit by the opening exchange ratio and dividing by the ten-day weighted average US$ trading price of ENT.

Holders of Enterra Energy Corp. exchangeable shares or Rocky Mountain Acquisition Corp. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6.

About Enterra: Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta, British Columbia, Canada, and in Oklahoma and Wyoming, U.S.A. The Trust pays out a monthly distribution, which is currently US$0.12 per trust unit.

For further information, please contact:

E. Keith Conrad

President and CEO, Enterra Energy Trust
Telephone: (877) 263-0262
E-mail: ekconrad@enterraenergy.com

Victor Roskey

Senior Vice President and CFO, Enterra Energy Trust
Telephone: (877) 263-0262
E-mail: vroskey@enterraenergy.com

www.enterraenergy.com